F&G Annuities & Life, Inc.
801 Grand Avenue, Suite 2600
Des Moines, Iowa 50309
November 27, 2023
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Madeleine Mateo

Re:	F&G Annuities & Life, Inc.
Registration Statement on Form S-1
File No. 333-275750
Ladies and Gentlemen:
Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, F&G Annuities & Life, Inc., a Delaware corporation (the “Issuer”), and each of the guarantors set forth on the signature page hereto (together with the Issuer, the “Registrants”), respectfully request that the effective date of the Registration Statement on Form S-1 (File No. 333-275750), filed by the Registrants on November 27, 2023, be accelerated by the Securities and Exchange Commission (the “Commission”) to 12 p.m. Eastern Time, on November 29, 2023, or as soon thereafter as practicable or at such later time as the Registrants may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission.
The Registrants respectfully request that they be notified of such effectiveness by a telephone call to Dwight S. Yoo of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2573 and that such effectiveness also be confirmed in writing.

Very truly yours,

F&G ANNUITIES & LIFE, INC.

By:	/s/ Jodi Ahlman
	Name:	Jodi Ahlman
	Title:	General Counsel & Secretary

GUARANTORS:

CF BERMUDA HOLDINGS LIMITED
FGL US HOLDINGS INC.
FIDELITY & GUARANTY LIFE BUSINESS SERVICES, INC.
FIDELITY & GUARANTY LIFE HOLDINGS, INC.

By:	/s/ Jodi Ahlman
	Name:	Jodi Ahlman
	Title:	Senior Vice President, General Counsel & Secretary

cc:	Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP
Jeffrey J. Delaney, Pillsbury Winthrop Shaw Pittman LLP
Stephanie J. Langan, Pillsbury Winthrop Shaw Pittman LLP
[Signature Page to S-1 Acceleration Request]